Exhibit 99.6

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent (i) to the use of and reference to my name as a qualified person for the Oyu Tolgoi 2016 Technical Report with an effective date of October 14, 2016, and to the use of and reference to my name, in the Company’s Annual Information Form for the year ended December 31, 2017, dated March 15, 2018, and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 15, 2018, in each case which form part of the 40-F, and (ii) to the incorporation by reference of such information into the Company’s Registration Statement on Form S-8 (File No. 333-160783).

Sincerely,

/s/ Sharron Sylvester
Name: Sharron Sylvester
Title: Technical Director – Geology
Company: OreWin Pty Ltd.

Date: March 15, 2018